May 2, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E. Stop 4631
Washington, D.C. 20549
Attn:  Terence O’Brien, Accounting Branch Chief

Re:           GenCorp Inc.
Form 10-K for the Year Ended November 30, 2013
Filed February 7, 2014
Form 10-Q for the Period Ended February 28, 2014
Filed March 31, 2014
File No. 1-1520

Ladies and Gentlemen:

We received your letter dated April 7, 2014, including comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Exchange Act Reports of GenCorp Inc. (the “Company”).  For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2013

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company acknowledges the Staff’s comment. The Company will show the Staff what the additional disclosures or revisions will look like in its responses below and will reflect such revisions in future filings.

Management’s Discussion and Analysis

Use of Non-GAAP Financial Measures, page 55

2.
Please expand your disclosures regarding free cash flow to discuss all material limitations of your measurement. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company acknowledges the Staff's comment and in future filings the Company will provide the following revised disclosure to discuss all the material limitations of the Company’s measurement:

Free Cash Flow, a Non-GAAP financial measure, is defined as cash flow from operating activities less capital expenditures. Free Cash Flow excludes any mandatory debt service requirements and other non-discretionary expenditures. Free Cash Flow should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to cash flows from operations presented in accordance with GAAP. The Company believes Free Cash Flow is useful as it provides supplemental information to assist investors in viewing the business using the same tools that management uses to gauge progress in achieving the Company’s goals.

Securities and Exchange Commission
May 2, 2014

Environmental Matters

Estimated recoveries, page 58

3.
Your table on page 58 shows a recoverable amount of $115.1 million as of November 30, 2013. Please disclose why the sum of the balance sheet line items called Recoverable from the U.S. Government and Other Third Parties for Environmental Remediation Costs and Receivable from Northrop, current and noncurrent, which are also reflected on page 59, would be significantly more than this recoverable amount.

The Company advises the Staff that the table on page 58 represents environmental reserves and recoverable amounts for estimated future liabilities. The table purposely omits the Company’s long-term receivable from Northrop Grumman Corporation (“Northrop”) of $72.0 million because it relates to environmental costs already paid (and therefore not reserved) by the Company in prior years that are expected to be reimbursed by Northrop. The Northrop receivable is subject to an annual billing limitation of $6.0 million.

The table shown below provides a reconciliation of pages 58 and 59 reflecting recoveries from Northrop.

	U. S. government	Northrop	Total Recoverable – U. S. government and Northrop
Environmental recovery on page 58	$99.2	$15.9	$115.1
Long-term receivable from Northrop	–	72.0	72.0
Total recoverable on page 59	$99.2	$87.9	$187.1

The Company will include the following revised disclosure in future filings:

NOTE: Changes to the disclosure are underlined to facilitate your review.

A summary of our environmental reserves, recoverable amounts, and range of liability as of November 30, 2013 is presented below:

	Reserve	Recoverable Amount(1)	Estimated Range of Liability
	(In millions)
Sacramento	$128.0	$88.2	$128.0 – $199.5
Baldwin Park Operable Unit	26.9	18.5	26.9 – 57.3
Other Aerojet Rocketdyne sites	8.2	7.6	8.2 – 23.2
Other sites	8.2	0.8	8.2 – 9.8

Total	$171.3	$115.1	$171.3 – $289.8

(1)
Excludes the long-term receivable from Northrop of $72.0 million as of November 30, 2013 related to environmental costs already paid (and therefore not reserved) by the Company in prior years that are expected to be reimbursed by Northrop.

Securities and Exchange Commission
May 2, 2014

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 80 General

4.
Please disclose your accounting policy related to pre-contract costs. Refer to ASC 910-340-50-1. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

The Company advises the Staff that the Company’s policy and amounts of deferred qualification costs/pre-contract costs are disclosed in Note 3(b) on page 93.

The Company will include the following revised disclosure in the inventory policy section of future 10-K filings:

The Company capitalizes costs incurred in advance of contract award or funding in inventories if it determines that contract award or funding is probable. Amounts previously capitalized are expensed when a contract award or funding is no longer probable.

5.
Please disclose your accounting policy related to claims and unapproved change pursuant to ASC 605. Please also provide the disclosures required by ASC 605-35-50-6 through 50-8. Please disclose whether the unapproved change order/claim amounts included in your determination of revenue include a profit component. If so, please disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances.

The Company advises the Staff that it recognized $0.1 million of revenue associated with claims in fiscal 2013 and no such revenue for fiscal 2012 and 2011.  Accordingly, it did not believe disclosure of the accounting policy related to claims was necessary in the Company’s financial statements.

The Company will include the following revised disclosure in the revenue recognition policy section of future 10-K filings:

If change orders are in dispute or are unapproved in regard to both scope and price they are evaluated as claims.  The Company recognizes revenue on claims when recovery of the claim is probable and the amount can be reasonably estimated.  Revenue on claims is recognized only to the extent that contract costs related to the claims have been incurred and when it is probable that the claim will result in a bona fide addition to contract value that can be reliably estimated. No profit is recognized on a claim until final settlement occurs.

r. Research and Development, page 88

6.	Please tell us what consideration you gave to ASC 912-730 in accounting for your customer-sponsored R&D expenditures.

The Company advises the Staff that it incurred $10.5 million of costs under research-and-development-cost-sharing arrangements during fiscal 2013 and no such costs for fiscal 2012 and 2011. These costs were included as a component of the company-sponsored research and development expense disclosure of $42.9 million for fiscal 2013 in Note 1(r). These research-and-development-cost-sharing arrangements were expensed as incurred with amounts funded by the customer recognized as an offset to research and development expense.

Securities and Exchange Commission
May 2, 2014

The amounts disclosed in Note 1(r) for customer-sponsored research and development expenditures represent amounts under U.S. government contracts and are accounted for as sales and cost of products sold.  As such, these sales are recognized in accordance with the Company’s revenue recognition policy, and are primarily accounted for on a cost-to-cost basis. Revenue is recognized as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs at completion.

Note 3. Balance Sheet Accounts and Supplemental Disclosures, page 93

7.
Please disclose the amounts of retainages receivable, including the portion (if any) expected to be collected after one year, and, if practicable, the years in which the amounts are expected to be collected. Refer to ASC 910-310-50-4 and Rule 5-02.3(c)(1) of Regulation S-X.

The Company advises the Staff that the Company did not have any amounts of retainage receivables as of November 30, 2013 and 2012, and the Company’s U.S. government contracts do not generally contain retainage provisions.

Note 3. Balance Sheet Accounts and Supplemental Disclosures
b. Inventories, page 93

8.
Long-term contract inventories include an allocation of general and administrative costs incurred. The fiscal 2013 allocation was $222.8 million compared to selling, general and administrative expenses recorded on your statement of operations for fiscal 2013 of $53.6 million. Please help us better understand the nature of these costs and how you determined it was appropriate to allocate these costs to inventories. Refer to ASC 330-10-30-8. We also note in your Form 10-Q for the period ended February 28, 2014 that you state that one of the factors that contributed to the funding of working capital during the quarter was an increase of $33.3 million in inventories primarily due to growth in capitalized overhead.

The Company advises the Staff that the Company’s operations relate primarily to the performance of work under U.S. government contracts.  For fiscal 2013, 95% of the Company’s sales were derived from U.S. government contracts.  Accordingly, cost accounting considerations and regulatory requirements play a vital role in the negotiation, pricing, and administration of such contracts, and they also directly affect the determination of the Company’s treatment of general and administrative expenses.  Pursuant to ASC 330-10-30-8, general and administrative expenses may be accounted for in some circumstances as indirect contract costs by U.S. government contractors.

With respect to GAAP specifically applicable to U.S. government contractors, the most comprehensive source of guidance is the AICPA Audit and Accounting Guide, Federal Government Contractors (the “Audit Guide”).  On January 15, 2008, the Financial Accounting Standards Board (“FASB”) launched the one year verification phase of the FASB Accounting Standards Codification (“codification”).  This edition of the guide has not been conformed to the new codification. The Audit Guide, as well as other AICPA literature, will be conformed to reflect the codification after the verification phase and upon formal approval by the FASB. The Audit Guide supplements and interprets ASC 912. Accordingly, the remainder of this response to the Staff’s comment will draw heavily upon relevant provisions of the Audit Guide.

As previously noted, cost accounting considerations play an important role in determining revenue, cost and income from operations as reported in U.S. government contractors’ financial statements. The primary regulations to which contractors are subject in this regard are the Federal Acquisition Regulation (“FAR”), particularly Part 31, Contract Cost Principles and Procedures (the “cost principles”), and the Cost Accounting Standards (“CAS”). The cost principles explain the criteria for determining the allowability (i.e., reimbursability) of contractors’ costs. Those criteria include reasonableness, allocability, and other limitations imposed by FAR Subpart 31.2. The CAS, on the other hand, prescribe standards for the definition and measurement of costs, the assignment of costs to particular accounting periods, and the determination of the bases for the direct and indirect allocation of the total assigned costs to contracts and other cost objectives of each period (collectively referred to as allocability standards).

Securities and Exchange Commission
May 2, 2014

The Company’s U.S. government contracts are subject to FAR and CAS and the Company complies with those regulations and standards. Likewise, the Company’s allocation of indirect costs such as general and administrative expenses complies with the GAAP applicable to U.S. government contractors, namely ASC 330 and ASC 912. For example, the Audit Guide provides, in pertinent part, the following:

3.05 ….states that expenses are "outflows or other using up of assets or incurrence of liabilities (or a combination of both) from delivering or producing goods, rendering services, or carrying out other activities that constitute the entity's ongoing major or central operations." Although G&A costs generally would be classified as expenses under this definition, government contractors frequently allocate G&A costs to government contract inventories as indirect costs to the extent such costs are allowable under government procurement regulations. (emphasis added)

3.62  Practice varies among government contractors concerning the extent to which costs are included in inventory. Some contractors include in inventory all direct costs and only certain indirect costs—for example, allocated manufacturing and engineering overhead expenses. This practice is consistent with the belief of many accountants that certain expenditures do not fall within the definition contained in ARB No. 43 that defines inventory costs "generally as the price paid or consideration given to acquire an asset." Chapter 4 of ARB No. 43 also concludes that "general and administrative expenses should be included as period charges, except for the portion of such expenses that may be clearly related to production and thus constitute a part of inventory costs (product charges)." (emphasis added)

3.63   Other contractors record as inventory all costs identified with the contract, including an allocation of general and administrative, independent research and development, and bidding and proposal expenses. This practice derives its support from the concept of matching revenues and expenses inasmuch as the negotiation of the price of a fixed-price contract specifically includes allocable costs deemed allowable under government procurement regulations. Therefore, many accountants believe that costs incurred pursuant to a government contract are associated directly with the contract's revenue, and both should be recognized in the same period. Additionally, any costs anticipated to be allocated to contract inventory should be included in the determination of the contract's estimated profit or loss. Periodic income should be approximately the same under either approach when the cost-to-cost or other similar input measure of the percentage-of-completion method is used. Theoretically, this will also be true for the completed-contract method. However, certain output measures of the percentage-of-completion method may result in substantially different periodic income under each of the practices previously described. A contractor's accounting practices with respect to costs included in inventory should be disclosed in the notes to financial statements. (emphasis added)

Accordingly, the Company’s longstanding practice of allocating general and administrative costs associated with U.S. government contracts to inventories is common among U.S. government contractors and consistent with the rules applicable to U.S. government contractors and GAAP, as further described in paragraph 3.63 of the Audit Guide.

Securities and Exchange Commission
May 2, 2014

Note 5. Income Taxes, page 99

9.
In fiscal 2013, you released approximately $282.4 million of the valuation allowance that existed at the beginning of the year, of which approximately $178.7 million was recorded as an income tax benefit to continuing operations, $1.1 million to discontinued operations, and $102.6 million was recorded in other comprehensive income. In this regard, please address the following:

•
Please tell us the nature of the deferred tax assets for which the reversal of the valuation allowance was recorded in other comprehensive income. Please also tell us how you determined these amounts should be reflected in other comprehensive income and how these amounts are reflected in other comprehensive income on page 76;

•
During fiscal 2013, you appear to have entered into a cumulative loss position based on your pre-tax income (loss) amounts for the prior three years. We also note that you continue to record pre-tax losses for the three months ended February 28, 2014. In this regard, please help us better understand how you determined it was appropriate to release these valuation allowances during fiscal 2013;

•
One of the items you note as positive evidence is the improved pro forma historical operating results when combined with that of the Rocketdyne business and the anticipated impact of the Rocketdyne business financial results on forecasted financial performance. It appears that you have recorded pre-tax losses in two of the three quarters after this business was acquired in June 2013. Please help us better understand how you determined this was positive evidence;

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

•	Please include in your disclosures an explanation of the anticipated future trends included in your projections of future taxable income; and

•
Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets, if applicable, will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

The Company advises the Staff that the Company retained its valuation allowance through May 31, 2013 due to uncertainty that its deferred tax assets would be realized.  This uncertainty was primarily driven by several years of unfavorable trends with respect to the discount rate utilized in the valuation of the Company’s pension plan obligation as presented below:

Fiscal Year Ended	2007	2008	2009	2010	2011	2012	2013
Discount Rate	6.40%	7.10%	5.65%	5.21%	4.95%	3.68%	4.54%
Funded Status (In millions)	$89.0	$61.6	($226.1)	($192.3)	($253.6)	($474.6)	($280.2)

As of August 31, 2013, the Company engaged its actuary to provide an interim measurement in advance of the actual measurement date at the end of the fourth quarter of fiscal 2013 given the anticipated increase in the discount rate.  Based on the analysis performed as of August 31, 2013, the re-measurement of the Company’s pension obligation would result in a gain of approximately $250 million in other comprehensive income, which would put the Company in a three-year cumulative income position and also positively impact future pension expense.  Fiscal 2013 pension expense approximated $65.0 million, while fiscal 2014 expense is anticipated to approximate $36 million.

It should be noted that in the third quarter of fiscal 2013, the Company had been in a cumulative loss position for the last twelve consecutive quarters, despite generating positive results from continuing operations.  The primary cause for the cumulative loss position through the third quarter of fiscal 2013 was net losses recorded in other comprehensive income in the fourth quarter of fiscal 2012 related to the Company’s pension plan.

Securities and Exchange Commission
May 2, 2014

In contemplating the release of the valuation allowance, the Company also considered its historical and forecasted financial results in light of the Rocketdyne acquisition, among other evidence.  With the exception of fiscal 2008, which was impacted by a proxy contest and defined benefit pension plan amendment, the Company has a history of generating taxable income which has allowed for the utilization of net operating loss and tax credit carryforwards.  The acquisition of the Rocketdyne business significantly strengthens the Company’s financial and taxable income positions as the Rocketdyne business also has a history of generating income.  Financial results are also anticipated to improve through the synergies expected to result from joining the two businesses.

The Company advises the Staff that it will address each bullet point related to Item 9 below:

•
Please tell us the nature of the deferred tax assets for which the reversal of the valuation allowance was recorded in other comprehensive income. Please also tell us how you determined these amounts should be reflected in other comprehensive income and how these amounts are reflected in other comprehensive income on page 76;

The Company advises the Staff that the deferred tax assets for which the reversal of the valuation allowance was recorded in other comprehensive income were related to actuarial pension losses and post-retirement gain accruals.  Any other changes in fiscal 2013 are tax affected normally.  The valuation allowance that was related to future expected operating income was released in the third quarter of fiscal 2013 and allocated to continuing operations.  The remaining valuation allowance that was related to the projected gain in other comprehensive income due to pension actuarial gains recorded as of the measurement date (i.e., as of November 30) was released through other comprehensive income in the fourth quarter of fiscal 2013 when the pension gain was realized.

•
During fiscal 2013, you appear to have entered into a cumulative loss position based on your pre-tax income (loss) amounts for the prior three years. We also note that you continue to record pre-tax losses for the three months ended February 28, 2014. In this regard, please help us better understand how you determined it was appropriate to release these valuation allowances during fiscal 2013;

The Company advises the Staff that the questioned cumulative loss position considers only pre-tax income (loss) amounts; however, GAAP provides that the Company also include other comprehensive income when determining whether a cumulative loss position exists.  When the Company’s pre-tax income (loss) and other comprehensive income is considered together, the Company is not in a cumulative loss position for the prior three years.

Securities and Exchange Commission
May 2, 2014

•
One of the items you note as positive evidence is the improved pro forma historical operating results when combined with that of the Rocketdyne business and the anticipated impact of the Rocketdyne business financial results on forecasted financial performance. It appears that you have recorded pre-tax losses in two of the three quarters after this business was acquired in June 2013. Please help us better understand how you determined this was positive evidence;

The Company acknowledges the Staff’s comment and advises the Staff that the consolidated pre-tax losses experienced in the quarters subsequent to the acquisition are primarily a result of significant expenses related to the Rocketdyne business acquisition of $20 million in fiscal 2013 and the fiscal 2013 retirement benefit expense being in excess of $20 million greater than historical annual retirement benefit expense.  When these expenses are removed from fiscal 2013 results, the Company’s financial results would reflect pre-tax income.  Additionally, the Company’s nominal pre-tax loss during the first quarter of fiscal 2014 of ($0.1) million is a result of the Company repurchasing $4.5 million of its 4.0625% Convertible Subordinated Debentures at a $4.9 million premium.  The Company’s forecast for full fiscal 2014 supports a consolidated pre-tax income position.  In addition to evaluation of the actual financial results for the period subsequent to the consummation of the Company’s acquisition of Rocketdyne, the Company considered the historical pro forma financial results of the combined companies.  It should be noted that the Company considered all available evidence, both positive and negative, in arriving at its conclusion, with the weight given to the evidence commensurate with the extent to which it could be objectively verified.

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

The Company advises the Staff that the consolidated pre-tax income needed to realize the deferred tax assets as of November 30, 2013 includes the following: $217.2 million of other comprehensive income to realize the deferred tax assets resulting from actuarial pension losses; $472.6 million of consolidated pre-tax income to offset the California net operating loss of ($206.0) million; and, $266.6 million for all other net deferred tax assets.

The Company will include the following disclosure in its MD&A of future 10-K filings:

The Company needs $472.6 million in pre-tax income and $217.2 million in other comprehensive income to realize the net deferred tax assets as of November 30, 2013.

•	Please include in your disclosures an explanation of the anticipated future trends included in your projections of future taxable income;

The Company acknowledges the Staff’s comment and will include the following additional disclosure in its MD&A of future 10-K filings:

The carrying value of the Company’s deferred tax assets is dependent on its ability to generate sufficient taxable income in the future. The Company needs $472.6 million in pre-tax income and $217.2 million in other comprehensive income to realize the net deferred tax assets as of November 30, 2013. The Company projects that future taxable income will increase as a result of increased income from continuing operations resulting from improved contract profit margins related to the Rocketdyne acquisition integration and improved margins beginning in fiscal 2015 due to anticipated cash contributions to its tax qualified defined benefit pension plan, which are recoverable through the Company’s U.S. government contracts.  These increases in income from continuing operations will be partially offset by book to tax adjustments, primarily related to retirement benefit plan expense, state tax deductions, and the Company’s Section 199 deduction.

Securities and Exchange Commission
May 2, 2014

•
Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets, if applicable, will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

The Company advises the Staff that it did not include the deferred tax liabilities related to intangible assets when determining the four sources of taxable income required under ASC 740-10-30-18.  The Company did not consider it appropriate to include the deferred tax liabilities related to the basis differences in intangible assets, as they are primarily related to goodwill.

The Company further advises the Staff that the remaining deferred tax liabilities, comprised of state income taxes and the timing of recognition of certain receivables, are of the same character as the temporary differences giving rise to the deferred tax assets and the remaining liabilities will reverse in the same period as the assets, if not sooner.

The Company will include the following revised disclosure in its income tax footnote of future Form 10-K filings:

NOTE: Changes to the disclosure are underlined to facilitate your review.

As discussed above, the Company released a significant portion of its valuation allowance during fiscal 2013. The valuation allowance release of $282.4 million was recorded to operations and other comprehensive income in the amounts of $179.8 million and $102.6 million, respectively. The net change in the deferred tax assets is due largely to the release of the valuation allowance, changes to temporary differences for defined benefit pension plans and revenue recognition, and the inclusion of additional deferred tax assets as a result of the purchase of the Rocketdyne business of approximately $12.9 million. The deferred tax liabilities considered in the assessment of the realizability of deferred tax assets are of the same character as the temporary differences giving rise to the deferred tax assets. The remaining liabilities will reverse in the same period as the assets, if not sooner.

Note 8. Commitments and Contingencies

b. Legal Matters
Asbestos Litigation, page 121

10.
You have 129 asbestos cases pending as of November 30, 2013. Your disclosures indicate that you are unable to make a reasonable estimate of the future costs of pending claims or unasserted claims. We note your disclosures on page 35, which include the average settlement costs of these claims. In this regard, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

The Company advises the Staff that its experience is that cases on its asbestos docket are not typically in a position where liability exposure is probable or estimable until shortly prior to trial, often in connection with the settlement negotiations.  The Company does, however, accrue settlement offers as they are made (i.e., the Company’s offer of settlement results in a liability that is probable and reasonably estimable) and as settlements are finalized.  Factors precluding a reasonable estimate of future costs associated with the Company’s asbestos docket include the lack of specificity of pleadings, the unavailability of product identification or exposure information, the inability of courts to hear dispositive motions until close to the trial date and the number of defendants remaining in the case at the time of settlement or trial. At February 28, 2014, the Company had an accrual of $250,000 for an asbestos settlement, which from a financial reporting perspective was determined to be immaterial for disclosure.

Securities and Exchange Commission
May 2, 2014

The Company’s outside legal counsel provides quarterly reports to the Company on the status of its asbestos cases.  The Company has requested that the information provided include the employment/alleged exposure history of plaintiff, status of discovery, whether there has been any confirmed asbestos containing product identification or asbestos exposure, important procedural dates, including discovery and dispositive motions, and trial dates.  Detailed case write-ups and analyses are typically not available until (i) discovery has been completed, (ii) it is clear that the case will not be voluntarily dismissed by the plaintiff, and (iii) the potential for success of a dispositive motion brought by the Company is less than certain.

The Company and its related companies did not mine asbestos and did not manufacture or distribute raw asbestos or asbestos containing products for consumer use (asbestos was used in certain rocket motors as insulating material and may have been present to a limited extent in industrial products manufactured by former subsidiaries).  The Company’s asbestos docket includes or has included cases in several states (California, Texas, Illinois, Louisiana, Arkansas, Utah, New York, New Jersey, Delaware, Rhode Island, Pennsylvania, Connecticut, Idaho, Massachusetts, North Carolina, South Carolina, Washington and Florida)  and, in addition to claims against the Company, involve its subsidiary Aerojet Rocketdyne and several of its discontinued operations or former subsidiaries, including Barnard and Burk, Johnston Pump Company (and its successor TKD, Inc.), and Graver Tank and Manufacturing Company.   The majority of asbestos cases in which the Company, Aerojet Rocketdyne or one of its legacy operations are named as defendants are based on little or no fact  containing only vague and general allegations, and  a large number of other similarly situated defendants.  Often the complaints only identify a time period (based on Social Security records or a plaintiff’s recollection) during which a plaintiff may have worked at a Company-owned facility.  A large majority of these cases also allege asbestos exposure in the distant past (1940s through 1980s) where neither the plaintiff nor the Company has any documents or hands-on knowledge regarding the presence or use of asbestos containing materials.

Factors relevant to settlement of asbestos cases include the specificity of allegations regarding exposure to asbestos containing materials while present at a Company-owned facility (premises cases) or exposure to a product manufactured, assemble or repaired by the Company (product cases).  The number of premises cases is limited by most state courts’ recognition that Workers’ Compensation Insurance provides the exclusive remedy for workplace related injuries to employees.  As such, premises cases involve independent contractors or journeymen laborers who may have worked at a Company-owned facility when asbestos containing materials may have been disturbed.  In order to demonstrate a potentially viable claim, the plaintiff must identify with some specificity, through deposition or testimony of a co-worker, (i) the location where he or she worked, (ii) that such locations contained asbestos containing materials, and (iii) that there was a release of asbestos fibers in a manner to which the plaintiff may have been exposed.  Product cases involve allegations that a non-employee’s use or work on a product that may have contained asbestos resulted in an exposure to asbestos fibers.  Again, a plaintiff must provide some specificity as to the product involved, that the product contained asbestos and that the use of the product resulted in a release of asbestos fibers to which plaintiffs were exposed.

Cases in which the plaintiff is not able to provide any specificity as to workplace or product exposure upon completion of discovery and depositions are often voluntarily dismissed.  In such instances if the plaintiff is unwilling to dismiss the case voluntarily, the Company has had success in prevailing through dispositive motions (motions to dismiss or summary judgment motions).

Thus, the Company’s potential liability does not become probable or estimable until a plaintiff is able to demonstrate a workplace or product exposure with sufficient specificity to withstand a dispositive motion.  Dispositive motions, however, are not brought or heard by courts until after discovery has been concluded which does not occur until shortly before trial.

Securities and Exchange Commission
May 2, 2014

Form 10-Q for the Period Ended February 28, 2014

Note 6. Long-Term Debt, page 104

11.
The holders of the 4.0625% Debentures may require you to repurchase all or part of these Debentures on various optional repurchase dates, including December 31, 2014. In this regard, please tell us what consideration you gave to ASC 470-10-45-9 and 45-10 in determining that this debt should continue to be classified as long-term as of February 28, 2014. If you determine that these amounts should have been classified as short-term, please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

The Company advises the Staff that the Company has analyzed the classification of the 4.0625% Convertible Subordinated Debentures (the “4 1⁄16% Debentures”) under the requirements of ASC 210-10-45 and ASC 470-10-45-14 through 20. Under the principles contained in ASC 210-10-45, current classification is required for convertible debt if the settlement in cash is reasonably expected to occur within twelve months (or operating cycle, if longer), subject to the issuer’s intent and ability to refinance the debt on a long-term basis pursuant to ASC 470-10-45. Additionally, liabilities that will be paid through the use of noncurrent assets or the incurrence of long-term obligations should not be classified as current pursuant to ASC 210-10-45-12.

The ASC Master Glossary discusses the following relative to current liabilities:  Current liabilities is used principally to designate obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities.

The Company advises the Staff that should the holders of the 4 1⁄16% Debentures exercise their option to require the Company to repurchase the 4 1⁄16% Debentures on December 31, 2014 (the first “Optional Repurchase Date”), or any subsequent Optional Repurchase Date, the Company has the unilateral right to pay the repurchase price obligations in shares of the Company’s common stock, rather than cash.

As of February 28, 2014 (date of balance sheet) and as of March 31, 2014 (date of issuance of Form 10-Q), the Company had reserved sufficient shares of the Company’s common stock to pay 100% of the $188.7 million principal of the 4 1⁄16% Debentures (“Repurchase Price”) outstanding as of both of those dates, in shares.  As of February 28, 2014, the Company believes that the liquidation of the 4 1⁄16% Debentures can be reasonably expected to be settled with shares available.

As indicated above, the Company has the unilateral option to pay the 4 1⁄16% Debentures holders in equity, and as discussed in the preceding paragraphs, had the intent and ability to settle the obligation in equity as of February 28, 2014 and March 31, 2014, rather than the use of current assets or short term funding. Accordingly, the Company believes that the 4 1⁄16% Debentures were appropriately classified as noncurrent liabilities as of February 28, 2014.

Securities and Exchange Commission
May 2, 2014

The Company will include the following revised disclosure in future filings:

As of February 28, 2014, the Company classified the 4 1⁄16% Debentures as noncurrent liabilities. The Company had the unilateral option to pay the 4 1⁄16% Debentures holders in equity and has the intent and ability to settle the 4 1⁄16% Debentures in equity rather than the use of current assets or short term funding as of February 28, 2014.

Note 10. Cost Reduction Plan, page 21

12.
You disclose on page 30 that the Rocketdyne business integration costs incurred and capitalized through February 28, 2014, all of which you believe will be allocated to your U.S. government contracts, totaled $16.9 million. Please help us better understand how you determined it was appropriate to capitalize rather than expense these costs as well as what the differences are between this $16.9 million and the $10 million disclosed on page 21.

The Company advises the Staff that under applicable U.S. government contractor regulations, the costs a contractor incurs (e.g., severance, facility move costs, etc.) to consolidate and downsize its operations after a business combination are defined as external restructuring costs; the anticipated savings associated with its consolidation and downsizing efforts (e.g., employee staff reductions, elimination of facilities, etc.) are defined as external restructuring savings.  Such costs are reimbursable costs and qualify for allocation to U.S. government contracts if a company’s planned integration savings exceed its restructuring costs by a factor of at least two to one.

In November 2013, in accordance with U.S. government contractor regulations, the Company submitted its proposal to the U.S. government with respect to the Rocketdyne acquisition reflecting a forecasted savings to cost ratio of nine to one, well in excess of the two to one factor required in order to receive approval to recover said costs from U.S. government contracts.  The culmination of the U.S. government’s review of said proposal will result in an Advance Agreement between the U.S. government and the Company.  Prior to receipt of approval and an Advance Agreement from the U.S. government, the Company must exclude all external restructuring costs incurred from billings on U.S. government contracts until the U.S. government has conducted an audit of the Company’s external restructuring cost proposal and determined that the projected savings resulting from the external restructuring are expected to exceed projected restructuring costs by a factor of at least two to one.  Accordingly, the Company has recorded its external restructuring costs on its balance sheet as a future recoverable cost as it believes that said costs meet the definition of external restructuring costs as defined by U.S. government regulations and that the Company’s restructuring activities will realize a savings to cost ratio in excess of two to one.  The Company believes that receipt of approval from the U.S. government and the subsequent recovery of said costs through the pricing of the Company’s products and services to the U.S. government is probable. Additionally, the Company evaluates the probability of recovery of said costs on a quarterly basis.

The $10.0 million reduction in force (“RIF”) identified on page 21 relates to the total costs expected to be incurred for employees subject to its planned RIF for fiscal 2014.  These costs consist of severance, employee extended benefits, and employee outplacement costs.   Of this $10.0 million, the Company has estimated that approximately $5.0 million of these costs are associated with its planned consolidation and downsizing efforts related to the Rocketdyne business integration costs —i.e., its external restructuring costs as defined by U.S. government regulations.  The $5.0 million is included as part of the overall total of $16.9 million of the “Rocketdyne business integration costs”.  These RIF costs (required to be identified as external restructuring costs), together with other external restructuring costs making up the total $16.9 million, are subject to the billing exclusion and audit determination as described above.

Securities and Exchange Commission
May 2, 2014

Liquidity and Capital Resources, page 41

13.	Given that it appears the holders of the 4.0625% Debentures could require you to repurchase all or part of the Debentures on December 31, 2014, please disclose how you would expect to repay this debt amount if it does become due. Please clearly disclose the amount of available borrowings under your credit facilities. Please also disclose whether any of your debt agreements contain subjective acceleration clauses and/or cross-default provisions.

The Company advises the Staff that if the holders of the 4 1⁄16% Debentures were to exercise their put right on December 31, 2014, the features of these 4 1⁄16%  Debentures provide the Company the unilateral right to settle its repurchase obligations in shares, rather than cash, if it so chooses. While the Company is in the process of executing on a plan to obtain an alternative source of long-term financing, the Company had the intent and ability to settle the obligation in equity.

As of February 28, 2014, the Company had $91.9 million of available borrowings under its senior credit facility (the “Senior Credit Facility”) with Wells Fargo Bank, National Association.

The Company’s Senior Credit Facility, 7.125% Second-Priority Senior Secured Notes due 2021 (the “7 1/8% Notes”), 4 1⁄16% Debentures, and 2 1⁄4% Convertible Subordinated Debentures contain subjective acceleration clauses and/or cross-default provisions.  The Company believes that the likelihood of the acceleration of the due dates under its debt instruments is remote due to the Company’s financial condition and the history of similar clauses not being accelerated.  ASC 470-10-45-2 states that neither the reclassification nor disclosure is required under this circumstance.

The Company will include the following revised disclosure in the Liquidity section of future filings:

NOTE: Changes to the disclosure are underlined to facilitate your review.

Short-term liquidity requirements consist primarily of recurring operating expenses, including but not limited to costs related to our capital and environmental expenditures, integration costs of the Rocketdyne Business, debt service requirements, and retirement benefit plans. We believe that our existing cash and cash equivalents, cash flow from operations, and existing credit facilities will provide sufficient funds to meet our operating plan for the next twelve months. The operating plan for this period provides for full operation of our businesses, and interest and principal payments on our debt. As of February 28, 2014, we had $91.9 million of available borrowings under our Senior Credit Facility.  Based on our existing debt agreements, we were in compliance with our financial and non-financial covenants as of February 28, 2014.  Our failure to comply with these covenants could also result in an event of default that, if not cured or waived, could result in the acceleration of the Senior Credit Facility, the 7 1/8% Notes, and the 4 1/16% Debentures. In addition, our failure to pay principal and interest when due is a default under the Senior Credit Facility, and in certain cases, would cause cross defaults on the 7 1/8% Notes and 4 1/16% Debentures.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary